Exhibit 99.1

LJ INTERNATIONAL INC. SPECIAL COMMITTEE APPOINTS AKIN GUMP STRAUSS

HAUER & FELD LLP AS LEGAL COUNSEL

HONG KONG, August 23, 2012 – LJ International Inc. (“LJI” or the “Company,” NASDAQ: JADE), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that the special committee of the Company’s Board of Directors (the “Special Committee”) has appointed Akin Gump Strauss Hauer & Feld LLP as its legal counsel.

As previously announced, the Company’s Board of Directors formed the Special Committee to review and evaluate the August 13, 2012 non-binding proposal from Mr. Yu Chuan Yih, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and Urban Prosperity Holding Limited, an affiliate of FountainVest Partners, to acquire all of the outstanding ordinary shares of the Company not currently owned by Mr. Yih at a proposed price of $2.00 per ordinary share, in cash, subject to certain conditions (the “Proposal”).

The Special Committee is considering the Proposal, as well as the Company’s other strategic alternatives. No decisions have been made by the Special Committee with respect to the Company’s response to the Proposal. The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposal or any other alternative and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that the Proposal or any other transaction will be approved or consummated.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com